EXECUTION COPY

AGENCY AGREEMENT

July 16, 2007

Genco Resources Ltd.
Suite 550-999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

Attention:	W. Gordon Blankstein, Director

Dear Sirs:

Re:	Private Placement of up to 6,667,000 Units of Genco Resources Ltd.

We, Haywood Securities Inc. and Salman Partners Inc. (collectively, the “Agents”), understand that Genco Resources Ltd. (the “Issuer”) proposes to sell up to 6,667,000 units (the “Units”) of the Issuer at a price of $3.75 per Unit for aggregate gross proceeds to the Issuer of up to $25,001,250, and that the Issuer wishes to appoint the Agents to distribute the Units to purchasers (the “Purchasers”) qualified to purchase such Units pursuant to the Exemptions (as defined below). The Agents are willing to accept such appointment, pursuant to the terms and conditions set forth below.

1.	DEFINITIONS

1.1	In this Agreement:

(a)

“Agents’ Commission” means the commission which is set out in Section 4.1 of this Agreement and which is payable by the Issuer to the Agents in consideration of the services performed by the Agents and the U.S. Placement Agents under this Agreement;

(b)

“Agreement” means this agency agreement dated the date hereof between the Issuer and the Agents as the same may be amended, varied, modified or supplemented prior to the Closing in accordance with the terms hereof;

(c)	“BC Instrument 72-503” means British Columbia Instrument 72-503 Distribution of Securities Outside British Columbia adopted by the British Columbia Securities Commission;

(d)

“Broker Warrants” means the warrants to acquire Broker Warrant Shares to be issued to the Agents in further consideration of the services performed by the Agents under this Agreement and having the terms described in Sections 4.2 and 4.3 of this Agreement;

(e)	“Broker Warrant Shares” means the previously unissued common shares in the authorized share capital of the Issuer, as presently constituted, issuable on exercise of the Broker Warrants;

(f)

“Certificates” means collectively, the certificates representing the Shares and the Warrants sold on the Closing in the names and denominations requested by the Agents or the Purchasers, and the certificates representing the Broker Warrants in the names and denominations requested by the Agents;

(g)	“Closing” means the closing of the purchase and sale of the Units;

(h)	“Closing Date” means July 16, 2007 or such other earlier or later date to which the Issuer and the Agents may agree;

(i)	“Commissions” means the provincial securities commission or other regulatory authority in each of the Offering Jurisdictions;

(j)	“Directed Selling Efforts” means “directed selling efforts” as that term is defined in Regulation S;

(k)

“Disclosure Record” means all prospectuses, information circulars, annual information forms, financial statements, management’s discussion and analysis, press releases, material change reports, technical reports or other public documents filed by or with respect to the Issuer with the applicable Commissions;

(l)	“Exchange” means the TSX Venture Exchange;

(m)

“Exemptions” means the exemptions from the prospectus requirements of applicable Securities Laws which are outlined in Sections 2.3, 2.5, 2.7 and 2.10 of National Instrument 45-106 and in BC Instrument 72-503;

(n)	“Foreign Issuer” means a “foreign issuer” as that term is defined in Regulation S;

(o)

“Guitarra Project” means collectively, La Guitarra Mine and the San Rafael Mine, together with all mineral concessions held or controlled directly or indirectly by the Issuer or the Material Subsidiary in, on and around such mines, located in the Temascaltepec Mining District of Mexico;

(p)	“Material Change” has the meaning defined in applicable Securities Laws;

(q)	“Material Fact” has the meaning defined in applicable Securities Laws;

(r)	“Material Subsidiary” means La Guitarra Compañia Minera, S.A. de C.V., the wholly-owned subsidiary of the Issuer and the holder of the Guitarra Project;

(s)	“National Instrument 45-106” means National Instrument 45-106 Prospectus and Registration Exemptions adopted by each of the Commissions;

(t)	“Offering Jurisdictions” means the provinces of British Columbia, Alberta Ontario and [Quebec];

(u)	“Private Placement” means the offering of the Units for sale to the Purchasers on the terms and conditions set out in this Agreement;

(v)	“Purchasers” means the purchasers of the Units pursuant to the Private Placement;

(w)	“Proceeds” has the meaning ascribed to that term in Section 8.1 of this Agreement;

(x)	“Regulation D” means Regulation D promulgated under the U.S. Securities Act;

(y)	“Regulation S” means Regulation S promulgated under the U.S. Securities Act;

(z)	“Regulatory Authorities” means the Commissions and the Exchange;

(aa)	“SEC” means the United States Securities and Exchange Commission;

(bb)	“Securities” means collectively, the Units, the Shares, the Warrants, the Warrant Shares, the Broker Warrants and the Broker Warrant Shares, as applicable;

(cc)

“Securities Laws” means the securities legislation of the Offering Jurisdictions and the regulations, rules, instruments, published policies, orders, notices, codes, rulings and interpretation notes of the Commissions;

(dd)	“Shares” means the previously unissued common shares in the authorized share capital of the Issuer, as presently constituted, which comprise part of the Units;

(ee)	“Subscription Agreements” has the meaning ascribed to that term in Section 11.1(a) of this Agreement;

(ff)

“Subsidiary” means any entity (corporate or otherwise) in which the Issuer controls or holds directly or indirectly more than 20% of the voting securities of the entity including, for greater certainty, the Material Subsidiary;

(gg)	“Substantial U.S. Market Interest” means “substantial U.S. market interest” as that term is defined in Regulation S;

(hh)	“United States” means the United States of America, its territories and possessions, any state of the United States and the District of Columbia;

(ii)	“Units” means the up to 6,667,000 units of the Issuer being offered for sale under the Private Placement, each comprised of one Share and one-half of a Warrant;

(jj)	“U.S. Accredited Investor” means an “accredited investor” as defined in Rule 501(a) of Regulation D;

(kk)	“U.S. Accredited Investor Certificate” means the U.S. Accredited Investor Certificate for U.S. Purchasers attached as a Schedule to the Subscription Agreement delivered to U.S. Purchasers;

(ll)	“U.S. Offeree” means any person in the United States to whom the Securities are offered, irrespective of whether that person subscribes for and purchases the Securities;

(mm)	“U.S. Person” means a “U.S. person” as that term is defined in Regulation S;

(nn)	“U.S. Placement Agents” means collectively, Haywood Securities (USA), Inc. and Salman Partners (U.S.A.) Inc.;

(oo)

“U.S. Purchaser” means (a) any person purchasing Units in the United States, (b) any person purchasing Units on behalf of any person in the United States, (c) any person that receives or received an offer of the Units while in the United States, and (d) any person that was or is in the United States at the time the subscriber’s buy order was or is originated or the Subscription Agreement is executed or delivered;

(pp)	“U.S. Securities Act” means the United States Securities Act of 1933, as amended;

(qq)	“Warrant Shares” means the previously unissued common shares in the authorized share capital of the Issuer, as presently constituted, which will be issued upon exercise of the Warrants; and

(rr)	“Warrants” means the common share purchase warrants of the Issuer, which comprise part of the Units and having the terms described in Sections 3.1 and 3.2 of this Agreement.

2.                       APPOINTMENT OF AGENT

2.1                     The Issuer hereby appoints the Agents as its exclusive agents and the Agents hereby accept the appointment and agree to act as the exclusive agents of the Issuer to use their best efforts to find and introduce to the Issuer potential purchasers to purchase up to 6,667,000 Units at a price of $3.75 per Unit, by way of private placement under the applicable Exemptions.

3.                       WARRANTS

3.1                     Each whole Warrant will entitle the holder thereof, on exercise, to purchase one Warrant Share at any time prior to 4:30 p.m. (Vancouver time) on the date that is 24 months from the Closing Date at a price of $5.25 per share. The Warrants are transferable, subject to Securities Laws. The Warrants will not be listed on the Exchange or on any other public market.

3.2                     The terms governing the Warrants will be set out in the certificates representing the Warrants, the form of which will be subject to the approval of the Issuer and the Agents, acting reasonably. The certificates representing the Warrants will include, among other things, provisions for the appropriate adjustment in the class, number and price of the Warrant Shares issuable upon exercise of the Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Issuer’s common shares, the payment of stock dividends and the amalgamation of the Issuer.

3.3                     The issue of the Warrants will not restrict or prevent the Issuer from obtaining any other financing, or from issuing additional securities or rights, during the period within which the Warrants may be exercised.

4.                       AGENT’S COMPENSATION

4.1                     In consideration of the services performed by the Agents and U.S. Placement Agents under this Agreement, the Issuer will pay to the Agents, and to the Agents on behalf of their respective U.S. Placement Agents, in cash at Closing the Agents’ Commission equal to 6.0% of the gross proceeds received by the Issuer from the sale of Units.

4.2                     In addition to payment of the Agents’ Commission and in consideration of the Agents managing the Private Placement, the Issuer will issue to the Agents at Closing that number of Broker Warrants equal to 6.0% of the aggregate number of Units sold to Purchasers under the Private Placement. Each Broker Warrant will entitle the Agents to purchase one Broker Warrant Share at a price of $5.25 per share. The Broker Warrants are non-transferable and exercisable in whole or in part at any time prior to 4:30 p.m. (Vancouver time) on the date that is 24 months from the Closing Date.

4.3                     The terms governing the Broker Warrants will be set out in the certificates representing the Broker Warrants, the form of which will be subject to the approval of the Issuer and the Agents, acting reasonably. The certificates representing the Broker Warrants will include, among other things, provisions for the appropriate adjustment in the class, number and price of the Broker Warrant Shares issuable upon exercise of the Broker Warrants upon the occurrence of certain events, including any subdivision, consolidation or reclassification of the Issuer’s common shares, the payment of stock dividends and the amalgamation of the Issuer.

4.4                     Provided that the Broker Warrants and the Broker Warrant Shares are issued to the Agents in accordance with Rule 903 of Regulation S, and the Issuer is a Foreign Issuer with no Substantial U.S. Market Interest in such securities at the time of issuance, the Issuer agrees not to place a U.S. securities law restrictive legend on the certificates representing the Broker Warrants or the Broker Warrant Shares.

4.5                     The amounts paid to the Agents under this section are in addition to and not in substitution for any other commission or remuneration payable to the Agents by the Issuer under any other agreement or arrangement unrelated to the Private Placement.

5.                       OFFERING RESTRICTIONS

5.1                     The Agents will only sell the Units, on behalf of the Issuer, to persons who represent themselves as being persons purchasing as principal or who are acting as trustee or agent acting on behalf of a person who is purchasing as principal, and qualified to purchase the Units under one or more of the applicable Exemptions.

5.2                     The Agents agree, on their own behalf and on behalf of the U.S. Placement Agents, for the benefit of the Issuer, to comply with the offering and selling restrictions imposed by the laws of the United States and described in Schedule “A” hereto, which is incorporated by reference in this Agreement; to notify the Issuer with respect to the identity and jurisdiction of residence of each U.S. Offeree and U.S. Purchaser as soon as practicable and with a view to affording sufficient time to allow the Issuer to secure compliance with all applicable securities laws in connection with the sale of the Units to the Purchasers and offers of the Units to U.S. Purchasers; and to obtain from each U.S. Purchaser a properly completed and duly executed Subscription Agreement and U.S. Accredited Investor Certificate, in the form attached as a Schedule to the Subscription Agreement for U.S. Purchasers. The Issuer and the Agents also make the respective representations, warranties and covenants attributable to them as set forth in Exhibit 1 to Schedule “A” hereto.

6.                       SUBSCRIPTIONS

6.1                     The Agents will use its best efforts to obtain from each Purchaser introduced by the Agents, and deliver to the Issuer, as soon as practicable but in any event before the Closing, duly completed and signed subscriptions in the form or forms consented to by the Issuer and executed by the Purchaser, together with all other documents required under the Exemptions or by the Exchange.

7.                       FILINGS WITH THE REGULATORY AUTHORITIES

7.1                     The Issuer will, in a timely manner, file all required documents, pay all required filing fees and undertake any other actions required by the rules and policies of the Exchange in order to obtain the acceptance of the Exchange for the issuance of the Securities.

7.2                     Within ten (10) days of the Closing, the Issuer will file with the Commissions any report(s) required to be filed by applicable Securities Laws, including under National Instrument 45-106, in connection with the Private Placement in the required form, and will provide the Agents’ legal counsel with copies of the report or reports.

8.                       CLOSING

8.1                     In this section “Proceeds” means the gross proceeds from the sale of Units on Closing plus any advance payments for expenses or on account of the Agents’ Commission made by the Issuer and held by the Agents at Closing, less:

(a)	the Agents’ Commission;

(b)

the reasonable expenses of the Agents, including the fees and disbursements of the Agents’ legal counsel, in connection with the Private Placement which have not been paid by the Issuer as provided for in Section 14 hereof; and

(c)	any amount paid directly to the Issuer by Purchasers in connection with the Private Placement.

8.2                     If all closing conditions in favour of the Issuer have been met, the Issuer will, on Closing, issue and deliver the Certificates to the Agents, or at the Agents’ request, to the Purchasers, against payment of the Proceeds.

8.3                     If the Issuer has satisfied all of its obligations under this Agreement, the Agents will, on Closing, pay the Proceeds to the Issuer against delivery of the Certificates.

8.4                     The Issuer will endorse the Certificates, and the certificates representing any Broker Warrant Shares issued prior to the expiry of applicable hold periods with any legends which may be required by any of the Regulatory Authorities. The Issuer will endorse certificates representing any Shares, Warrants and Warrant Shares sold to U.S. Purchasers with any legends which may be required under the laws of the United States.

9.                       CONDITIONS OF CLOSING

9.1                     The obligations of the Agents to perform their obligations set out in Section 8 on Closing will be conditional upon the following:

(a)

the Issuer will be a “reporting issuer” in British Columbia and Alberta, the Issuer’s common shares will be listed and posted for trading on the Exchange and the Issuer will not be in default of any of the requirements of applicable Securities Laws or any of the administrative policies or notices of the Exchange;

(b)

the Issuer will have delivered to the Agents and their legal counsel a favourable opinion of the Issuer’s legal counsel dated as of the Closing Date, in such form as is acceptable to the Agents and their legal counsel as to all legal matters reasonably requested by the Agents relating to the Issuer and the creation, issuance and sale of the Securities;

(c)

the Issuer will have delivered to the Agents and their counsel a favourable opinion of the Issuer’s legal counsel dated as of the Closing Date, in such form as is acceptable to the Agents and their counsel (i) with respect to the due incorporation and existence of the Material Subsidiary under the laws of the jurisdiction of its incorporation; (ii) as to the registered holder of the issued and outstanding shares of the Material Subsidiary; (iii) that the Material Subsidiary has requisite corporate power under the laws of its jurisdiction of incorporation to carry on its business as presently carried on and own its properties; and (iv) as to the title and ownership of the Guitarra Project;

(d)

the Issuer will have delivered to the Agents and their legal counsel a certificate of the Issuer, dated as of such date requested by the Agents and signed by the chief executive officer and the chief financial officer of the Issuer or by such other officers approved by the Agents, certifying certain facts specified by the Agents and to the effect that:

	(i)	the constating documents of the Issuer attached to said certificate are full, true and correct copies, unamended, and in effect on the date thereof; and

(ii)

the text of resolutions of the directors of the Issuer relating to the Private Placement and attached to said certificate are full, true and correct copies thereof and have not been modified or rescinded as of the date thereof; and the issuance of the Securities;

(e)

the Issuer will have delivered to the Agents and their legal counsel an incumbency certificate dated the Closing Date including specimen signatures of the chief executive officer, the chief financial officer and any other officer of the Issuer signing this Agreement or any document delivered hereunder;

(f)	the listing on the Exchange of the Shares, the Warrant Shares and the Broker Warrant Shares;

(g)	the Agents will have completed its due diligence review of the Issuer and the results will have been satisfactory to the Agents, in its sole discretion;

(h)

the Issuer will have delivered to the Agents and their legal counsel such other certificates, comfort letters or opinions of its auditors or other experts as the Agents or their legal counsel may reasonably request; and

(i)

each representation and warranty of the Issuer which is contained in this Agreement continues to be true and the Issuer has performed or complied with all of its covenants, agreements and obligations under this Agreement to be performed or complied with.

9.2                     The Closing and the obligations of the Issuer and the Agents to complete the issue and sale of the Securities are subject to:

(a)

receipt of all required regulatory approvals for or acceptance of the Exchange for the issuance of the Securities and the listing on the Exchange of the Shares, the Warrant Shares and the Broker Warrant Shares; and

(b)	the removal or revocation in full of any cease trading order or trading suspension made by any competent authority regarding the securities of the Issuer.

10.                     MATERIAL CHANGES

10.1                   The Issuer agrees that if, between the date of this Agreement and the Closing, a Material Change or a change in a Material Fact occurs in respect of the Issuer or its Material Subsidiary, the Issuer will:

(a)	as soon as practicable notify the Agents in writing setting forth the particulars of such change;

(b)

as soon as practicable, issue and file with the applicable Regulatory Authorities a press release that is authorized by a senior officer disclosing the nature and substance of the change, if required by applicable Securities Laws;

(c)	as soon as practicable, and in any event no later than (10) days after the date on which the change occurs, file with the Commissions any report required by applicable Securities Laws; and

(d)	provide copies of such press release, when issued, and such report, when filed, to the Agents and their legal counsel.

11.                     ISSUER OBLIGATIONS

11.1                   The Issuer further agrees to:

(a)	fully comply with the covenants made by the Issuer in the subscription agreements (the “Subscription Agreements”) entered into between the Issuer and each of the Purchasers;

(b)

as soon as reasonably possible, take all such steps as may be necessary to enable the Units to be offered for sale and sold on a private placement basis to purchasers in the Offering Jurisdictions or such other jurisdictions as agreed to by the Agents and the Issuer through the Agents or other investment dealers or brokers registered in such jurisdictions by way of applicable registration and prospectus exemptions;

(c)

permit the Agents and their legal counsel to participate fully in the preparation of any documents regarding the Private Placement and allow the Agents and their legal counsel to conduct all due diligence which the Agents may reasonably require or request; and

(d)

ensure that the distribution of the Units will fully comply with the requirements of applicable Securities Laws or securities laws of such other jurisdictions where the Purchasers may reside and the policies of the Exchange.

11.2                   The Issuer will immediately send to the Agents and their legal counsel copies of all correspondence and filings to and correspondence from the Regulatory Authorities relating to the Private Placement, which the Issuer or its counsel has not provided to the Agents to date.

12.                     TERMINATION

12.1                   The Agents may terminate its obligations under this Agreement by notice in writing to the Issuer at any time before the Closing if:

(a)	an adverse Material Change, or an adverse change in a Material Fact relating to any of the Securities occurs or is announced by the Issuer;

(b)

there is an event, accident, law or governmental regulation or other occurrence of any nature which, in the opinion of the Agents, seriously affects or would be expected to seriously affect the financial markets, or the business or operations of the Issuer or any of the Subsidiaries, or the market price or value of the Issuer’s securities or the ability of the Agents to perform its obligations under this Agreement, or a Purchaser’s decision to purchase the Units;

(c)

following a consideration of the state of the financial markets in general, or the state of the market for the Issuer’s securities in particular, the Agents determines, in its sole discretion, that it is not in the interest of the Purchasers to complete the purchase and sale of the Units;

(d)

an enquiry or investigation (whether formal or informal) or other proceeding in relation to the Issuer, or any of the Issuer’s directors, officers or promoters, is announced, commenced or threatened by any court, any Regulatory Authority or any other competent authority;

(e)

any order to cease, halt or suspend trading (including an order prohibiting communications with persons in order to obtain expressions of interest) in any securities of the Issuer is made, or proceedings are announced, commenced or threatened for the making of such order by a competent regulatory authority and that order is still in effect and has not been rescinded, revoked or withdrawn;

(f)	the results of the Agents’ due diligence review of the Issuer and the Subsidiaries is not satisfactory as determined by the Agents in its sole discretion, acting reasonably;

(g)	the Issuer is in material breach of a term of this Agreement;

(h)	any of the representations or warranties made by the Issuer in this Agreement are not accurate in all material respects; or

(i)	the Exchange will not accept for filing documentation relating to the Private Placement.

12.2                   The rights of the Agents to terminate this Agreement are in addition to such other remedies as it may have in common law or otherwise in respect of any default, misrepresentation, act or failure of the Issuer in respect of any of the matters contemplated by this Agreement.

13.                     WARRANTIES, REPRESENTATIONS AND COVENANTS

13.1                   The Issuer warrants and represents to and covenants with the Agents that:

(a)

the Issuer is a valid and subsisting corporation incorporated and in good standing under the laws of British Columbia and has all requisite corporate power and capacity to carry on its business now conducted and to perform its obligations hereunder;

(b)	the Issuer is duly registered and licensed to carry on business in each jurisdiction in which it carries on business or owns property where required under the laws of that jurisdiction;

(c)

the authorized capital of the Issuer consists of an unlimited number of common shares without par value of which as of the date hereof 33,802,625 common shares were issued and outstanding shares in the capital of the Issuer, as fully paid and non-assessable and duly listed on the Exchange;

(d)

as of the date hereof, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Issuer or any other security convertible into or exchangeable for any such shares, or to require the Issuer to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital other than common share purchase options of the Issuer to acquire an aggregate of 2,944,432 common shares of the Issuer;

(e)

no default exists under the constating documents of the Issuer nor under terms of the contracts, leases, agreements or understandings to which the Issuer is party which could reasonably be expected to have a material adverse effect on the Issuer and its Subsidiaries (when taken as a whole);

(f)

each Subsidiary is a corporation duly incorporated and validly subsisting under the laws of the jurisdiction in which it was incorporated and has all requisite corporate power and capacity to carry on its business as now conducted;

(g)

the Material Subsidiary has 57,815,471 shares issued and outstanding, of which the Issuer beneficially owns, directly or indirectly, 57,815,470 of such shares free and clear of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands of any kind whatsoever, and of which Wayne R. Moorhouse owns one such share; all of such shares have been duly authorized and validly issued and are outstanding as fully paid and non-assessable shares; and no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming a right, agreement or option, for the purchase from the Issuer of any interest in any of such shares or for the issue or allotment of any unissued shares in the capital of the Material Subsidiary or any other security convertible into or exchangeable for any such shares; and other than the Material Subsidiary, Rule Nevada Inc., a Nevada corporation, and Servicios para la Industria Minera, S.A. de C.V., a Mexico corporation, the Issuer does not have any Subsidiaries;

(h)

this Agreement constitutes a valid and binding obligation of the Issuer enforceable against the Issuer in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and other laws of general application limiting the enforcement of the rights of creditors, the principles of equity, including the discretion of the courts to limit the availability of equitable remedies;

(i)	the execution and delivery of this Agreement and the performance by the Issuer of its obligations hereunder does not and will not:

(i)

require the consent, approval, authorization of, or registration or qualification with, any governmental authority, stock exchange, securities regulatory authority or other third party, except: (a) such as have been obtained or are expected to be obtained by the time of Closing; or (b) such as may be required under the applicable by-laws, policies, regulations, rules or prescribed forms of the Exchange;

(ii)

result in a breach of or default under, nor create a state of facts which, after notice or lapse of time or both, would result in a breach of or default under: (A) any of the terms, conditions or provisions of the constating documents of the Issuer or any resolutions of the shareholders, directors or any committee of directors of the Issuer; or (B) any material indenture, agreement or instrument to which the Issuer or the Material Subsidiary is a party or by which the Issuer or the Material Subsidiary is contractually bound, which breach or default might reasonably be expected to have a material adverse effect on the Issuer and its Subsidiaries (when taken as a whole); or (C) any statute, rule, regulation or law applicable to the Issuer, or the Material Subsidiary, including, without limitation, applicable Securities Laws, or any judgment, order or decree of any governmental body, agency or court having jurisdiction over the Issuer or the Material Subsidiary, which breach or default might reasonably be expected to have a material adverse effect on the Issuer and its Subsidiaries (when taken as a whole); or (D) any material mortgage, license or permit relied upon by the Issuer or the Material Subsidiary in the conduct of its business, which breach or default might reasonably be expected to have a material adverse effect on the Issuer and its Subsidiaries (when taken as a whole); and

(iii)

give rise to any lien, charge or claim in, or with respect to, the properties or assets now owned by the Issuer or the Material Subsidiary or the acceleration or the maturity of any debt under any material indenture, mortgage, lease, agreement or instrument binding or affecting any of them or any of their properties;

(j)

since December 31, 2005, all continuous and timely disclosure documents, reports, forms, filings and fees required to be filed and paid by the Issuer pursuant to the continuous and timely disclosure obligations to which the Issuer is subject under applicable Securities Laws have been filed and paid, as applicable, by the Issuer by the deadlines established for such filings and payments, and, since December 31, 2006, no such disclosure has been made on a confidential basis and there is no Material Change relating to the Issuer which has occurred and with respect to which the requisite material change statement has not been filed;

(k)

the Disclosure Record is true and correct in all material respects and did not contain any misrepresentation (as defined in the Securities Act (British Columbia)) as at the respective dates of such filings and the Issuer is not aware of any circumstances presently existing under which liability could reasonably be expected to be incurred under the secondary market civil liability disclosure provisions of applicable Securities Laws;

(l)

the Issuer is a reporting issuer under the applicable Securities Laws in the Provinces of British Columbia and Alberta and is not in default in any material respect of any requirements of the Securities Laws or any of the administrative policies or notices of the Exchange, and the Issuer is not included in a list of defaulting reporting issuers maintained by the Commissions;

(m)

since December 31, 2006, except as set out in the Disclosure Record, each of the Issuer and the Material Subsidiary has carried on its business in the ordinary course and in a manner consistent with the Disclosure Record;

(n)

to the knowledge of the Issuer, except as set out in the Disclosure Record, none of the directors or senior officers of the Issuer are now, or have ever been, subject to an order or ruling of any securities regulatory authority or stock exchange prohibiting such individual from acting as a director or officer of a public company or of a company listed or quoted for trading on a particular stock exchange;

(o)

except as qualified by the disclosure in the Disclosure Record, the Issuer is the beneficial owner of the properties, business and assets or the interests in the properties, business or assets referred to in the Disclosure Record;

(p)

the Issuer has not committed an act of bankruptcy, is not insolvent, has not proposed a compromise or arrangement to its creditors generally, has not had a petition or a receiving order in bankruptcy filed against it, has not made a voluntary assignment in bankruptcy, has not taken any proceedings with respect to a compromise or arrangement, has not taken any proceedings to have itself declared bankrupt or wound-up, has not taken any proceedings to have a receiver appointed for any of its property and has not had any execution or distress become enforceable or become levied upon any of its property;

(q)

any and all agreements pursuant to which the Issuer holds its material assets or is entitled to the use of material assets are valid and subsisting agreements in full force and effect, enforceable in accordance with their respective terms and the Issuer is not in default of any of the provisions of any such agreements nor has any such default been alleged, and the Issuer is not aware of any disputes with respect thereto and such assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situate, and all leases, licences, concessions, and claims pursuant to which the Issuer derives its interests in such material assets are in good standing and there has been no material default under any such leases, licenses, concessions, and claims and all taxes required to be paid with respect to such assets to the date hereof have been paid;

(r)

the Issuer has conducted and is conducting its business in compliance in all material respects with all applicable laws, rules, regulations, tariffs, orders and directives of each jurisdiction in which it carries on business and possesses all material certificates, authorities, permits or licences issued by the appropriate provincial, state, municipal, federal or other governmental or regulatory agency or body necessary to carry on the business currently as carried on, or contemplated to be carried on, by it, is in compliance in all material respects with such certificates, authorities, permits and licences and with all laws, regulations, tariffs, rules, orders and directives material to its operations, including, without limitation, all laws, regulations and statutes relating to mining claims, concessions, licenses, leases or other instruments and the Issuer has not received any notice of proceedings relating to the revocation or modification of any such certificates, authorities, permits, licences, mining claims, concessions, leases or other instruments conferring mineral rights which, singly or in the aggregate, if the subject of an unfavourable decision, order, ruling or finding, would materially and adversely affect the conduct of its business, operations, financial condition or income of the Issuer and it has not received notice of the revocation or cancellation of, or any intention to revoke or cancel, any such licence, permit, approval, consent, certificate, registration or authorization;

(s)

the financial statements (including the notes thereto) of the Issuer contained in the Disclosure Record or filed with any of the Commissions have all been prepared in accordance with Canadian generally accepted accounting principles and accurately reflect and fairly present the financial position and all material assets, liabilities (accrued, absolute, contingent or otherwise) and obligations of the Issuer as of the date thereof, and no adverse material changes in the financial position, assets, liabilities (accrued, absolute, contingent or otherwise) or obligations of the Issuer have taken place since the date thereof;

(t)	there has not been any reportable event (within the meaning of National Instrument 51-102 of the Canadian Securities Administrators) in respect of the auditors of the Issuer;

(u)	the auditors of the Issuer are independent for purposes of applicable professional standards and are registered with the Canadian Public Accountability Board;

(v)

the Issuer has complied and will comply fully with the requirements of all applicable corporate laws and Securities Laws and administrative policies and directions, including, without limitation, the Securities Laws in relation to the issue and trading of its securities and in all matters relating to the Private Placement;

(w)

there is not presently any Material Change relating to the Issuer or change in any Material Fact relating to any of the Securities which has been disclosed to any of the Purchasers that has not been fully disclosed in accordance with the requirements of the Securities Laws and the policies of the Exchange;

(x)

the Issuer is not a party to any actions, suits, proceedings or investigations (whether commenced or pending) which could materially affect its business or financial condition, and to the Issuer’s knowledge, no such actions, suits, proceedings or investigations are contemplated or have been threatened;

(y)	there are no judgments against the Issuer which are unsatisfied, nor is the Issuer subject to any consent decrees or injunctions;

(z)

this Agreement and the creation, issuance, sale and delivery, as applicable, of the Shares and the Warrants has been or will be at the Closing Date duly authorized by all necessary corporate action on the part of the Issuer, and the Issuer has full corporate power and authority to undertake the Private Placement and at the time of Closing the Shares shall be issued as fully paid and non-assessable shares in the capital of the Issuer and not issued in violation of any pre-emptive rights;

(aa)

the Issuer will reserve or set aside sufficient shares in its treasury to issue the Shares, upon exercise of the Warrants, the Warrant Shares, and upon exercise of the Broker Warrants, the Broker Warrant Shares, and all such shares will be duly and validly issued as fully paid and non-assessable shares in the capital of the Issuer and not issued in violation of any pre-emptive rights;

(bb)	the Issuer is not in default of any of the requirements of the Securities Laws or any of the administrative policies or notices of the Exchange;

(cc)

the currently issued and outstanding Common Shares are listed and posted for trading on the Exchange; no order ceasing or suspending trading in securities of the Issuer nor prohibiting the sale of such securities has been issued to and is outstanding against the Issuer or its directors, officers or promoters or against any other companies that have common directors, officers or promoters and, to the Issuer’s knowledge, no investigations or proceedings for such purposes are pending or threatened;

(dd)

except for as provided in the Disclosure Record and disclosed herein, no person has any right, agreement or option, present or future, contingent or absolute, or any right capable of becoming such a right, agreement or option, for the issue or allotment of any unissued shares in the capital of the Issuer, or any other security convertible into or exchangeable for any such shares, or to require the Issuer to purchase, redeem or otherwise acquire any of the issued and outstanding shares in its capital;

(ee)

all taxes (including income tax, capital tax, payroll taxes, employer health tax, workers’ compensation payments, property taxes, custom and land transfer taxes), duties, royalties, levies, imposts, assessments, deductions, charges or withholdings and all liabilities with respect thereto including any penalty and interest payable with respect thereto (collectively, “Taxes”) due and payable by the Issuer and the Material Subsidiary have been paid, except for where the failure to pay such Taxes would not have a material adverse effect on the Issuer or result in an material adverse change to the Issuer and its Subsidiaries (taken as a whole). All tax returns, declarations, remittances and filings required to be filed by the Issuer and the Material Subsidiary have been filed with all appropriate governmental authorities and all such returns, declarations, remittances and filings are complete and accurate and no material fact or facts have been omitted therefrom which would make any of them misleading except where the failure to file such documents would not have a material adverse effect on the Issuer or result in an material adverse change to the Issuer and its Subsidiaries (taken as a whole). To the knowledge of the Issuer, no reassessment of any tax return of the Issuer and the Material Subsidiary is currently in progress and there are no issues or disputes outstanding with any governmental authority respecting any taxes that have been paid, or may be payable, by the Issuer and the Material Subsidiary, in any case, except where such examinations, issues or disputes would not have a material adverse effect on the Issuer or result in an material adverse change to the Issuer and its Subsidiaries (taken as a whole);

(ff)

the Issuer has established on its books and records reserves which are adequate for the payment of all taxes not yet due and payable and there are no liens for taxes on the assets of the Issuer or the Material Subsidiary except for taxes not yet due, and there are no audits of any of the tax returns of the Issuer which are known by the Issuer’s management to be pending, and there are no claims which have been or may be asserted relating to any such tax returns which, if determined adversely, would result in the assertion by any governmental agency of any deficiency which would have a material adverse effect on the properties, business or assets of the Issuer;

(gg)

the Issuer is not aware of any legislation, or proposed legislation (published by a legislative body), which it anticipates will have the effect of resulting in an adverse material change in respect of the business, operations or capital of the Issuer and its Subsidiaries (taken as a whole);

(hh)	each of the Issuer and the Material Subsidiary is in material compliance with all laws respecting employment and employment practices, terms and conditions of employment, pay equity and wages;

(ii)

there has not been and there is not currently any labour disruption or conflict involving the Issuer which is materially adversely affecting or could materially adversely affect the carrying on of the Issuer’s, or the Material Subsidiary’s, business, considered as a whole;

(jj)

except obligations to reimburse directors and employees for expenses incurred by them in their efforts on behalf of the Issuer, neither the Issuer nor the Material Subsidiary have any loans or other indebtedness outstanding which have been made to or from any of their shareholders, officers, directors or employees or any other person not dealing at arm’s length with the Issuer or the Material Subsidiary;

(kk)

except as set out in the Disclosure Record, none of the directors, officers or employees of the Issuer or the Material Subsidiary, any known holder of more than ten per cent of any class of shares of the Issuer, or any known associate or affiliate of any of the foregoing persons or companies (as such terms are defined in the Securities Act (British Columbia)), has had any material interest, direct or indirect, in any material transaction within the previous two years or has any material interest in any proposed material transaction involving the Issuer;

(ll)

there are no actions, suits or proceedings pending or, to the knowledge of the Issuer, threatened involving any employee or group of employees. The Issuer has not suffered or sustained any work stoppage and no such work stoppage is threatened;

(mm)	to the knowledge of the Issuer, no insider of the Issuer has a present intention to sell any securities of the Issuer held by such insider;

(nn)	the Issuer does not have in place a shareholder rights protection plan;

(oo)

the Issuer is not, and to the knowledge of the Issuer none of its shareholders are, a party to any shareholders agreement, pooling agreement, voting trust or other similar type of arrangements in respect of outstanding securities of the Issuer;

(pp)

Computershare Investor Services Inc., at its principal offices in the City of Vancouver, British Columbia, has been duly appointed as transfer agent and registrar in respect of the common shares of the Issuer;

(qq)

each of the Issuer and the Material Subsidiary (i) is in material compliance with applicable foreign, federal, provincial, state and local laws and regulations relating to the protection of human health and safety, the environment or hazardous or toxic substances or wastes, pollutants or contaminants (“Environmental Laws”), (ii) has received all permits, licenses or other approvals required of it under applicable Environmental Laws to conduct its respective business except where non-compliance, failure to receive a permit, licence or other approval, claim or condition would not, singly or in the aggregate, have or be expected to have a material adverse effect with respect to the Issuer and its Subsidiaries (taken as a whole), (iii) is in compliance with all terms and conditions of any such permit, license or approval except where non-compliance, failure to receive a permit, licence or other approval, claim or condition would not, singly or in the aggregate, have or be expected to have a material adverse effect with respect to the Issuer or the Material Subsidiary, (iv) to the knowledge of the Issuer, there have been no past, and there are no pending or threatened claims, complaints, notices or requests for information received by the Issuer or the Material Subsidiary with respect to any alleged material violation of any Environmental Law, and no conditions exist that, with the passage of time, or the giving of notice or both, would give rise to liability under any Environmental Law; except for claims, complaints, notices and requests that would not, singly or in the aggregate, have or be expected to have a material adverse effect with respect to the Issuer;

(rr)

there are no orders, rulings or directives issued, pending or, to the best of the Issuer’s knowledge, reasonably held, being based on due direction and enquiry of its personnel and advisors, threatened against the Issuer or its Subsidiaries under or pursuant to any Environmental Laws requiring any work, repairs, construction or capital expenditures with respect to the property or assets of the Issuer or its Subsidiaries which would have a material adverse effect on the Issuer and the Subsidiaries (taken as a whole);

(ss)

to the best of the Issuer’s knowledge, neither the Issuer nor its Subsidiaries store any hazardous or toxic waste or substance on the property thereof or have disposed of any hazardous or toxic waste, in each case in a manner contrary to any Environmental Laws, and to the best of the Issuer’s knowledge there are no pollutants, dangerous substances, liquid wastes, hazardous wastes, hazardous materials, hazardous substances or contaminants on any of the premises or properties at which the Issuer or its Subsidiaries carry on business, in each case other than in compliance with Environmental Laws;

(tt)

to the best of the Issuer’s knowledge, the Issuer and its Subsidiaries are not subject to any contingent or other liability relating to the restoration or rehabilitation of land, water or any other part of the environment (except for those derived from normal exploration or mining activities) or non-compliance with Environmental Laws which could reasonably be expected to have a material adverse effect on the Issuer and the Subsidiaries (taken as a whole);

(uu)

no officer, director, employee or any other person not dealing at arm’s length with the Issuer or its Subsidiaries, or to the knowledge of the Issuer, any associate or affiliate of such person, owns, has or is entitled to any royalty, net profits interest, carried interest, licensing fee, or any other encumbrances or claims of any nature whatsoever that are based on the revenues of the Issuer or the Material Subsidiary or revenues derived from the material assets or properties of the Issuer or the Material Subsidiary;

(vv)

there are no material restrictions on the ability of the Issuer or the Material Subsidiary to use or exploit their rights in the material assets or properties of the Issuer or the Material Subsidiary in the manner in which they are presently used or exploited by the Issuer or the Material Subsidiary. None of the rights of the Issuer or the Material Subsidiary in the material assets or properties of the Issuer or the Material Subsidiary will be impaired or affected in any way by the transactions contemplated by the completion of the Private Placement;

(ww)

neither the Issuer nor the Material Subsidiary is a party to, or bound or affected by, any commitment, agreement or document containing any covenant that expressly limits the freedom of the Issuer or the Material Subsidiary to compete in any line of business, transfer or move any of its assets (including intangible assets) or operations;

(xx)

the Issuer or the Material Subsidiary is the absolute legal and beneficial owner or lessee of, and have good and marketable title to, all of the material property or assets thereof to the extent described in the Disclosure Record, free of all mortgages, liens, charges, pledges, security interests, encumbrances, claims or demands whatsoever, other than those described in the Disclosure Record, and no other property rights are necessary for the conduct of the business of the Issuer or the Material Subsidiary as currently conducted or contemplated to be conducted, neither the Issuer nor the Material Subsidiary know of any claim or basis for any claim that might or could adversely affect the right thereof to use, transfer or otherwise exploit such property rights and except as disclosed in the Disclosure Record, the Issuer and the Material Subsidiary have no responsibility or obligation to pay any commission, royalty, licence fee or similar payment to any person with respect to the property rights thereof;

(yy)

the Issuer and the Material Subsidiary hold either freehold title, mining leases, mining claims or other conventional property, proprietary or contractual interests or rights, recognized in the jurisdiction in which a particular property is located in respect of the ore bodies and minerals located in properties in which the Issuer and the Material Subsidiary have an interest as described in the Disclosure Record under valid, subsisting and enforceable title documents or other recognized and enforceable agreements or instruments, which are currently sufficient to permit the Issuer and the Material Subsidiary to explore the minerals relating thereto, all such property, leases or claims and all property, leases or claims in which the Issuer or the Material Subsidiary have any interest or right have been validly located and recorded in accordance with all applicable laws and are valid and subsisting, the Issuer or the Material Subsidiary currently have all necessary surface rights, access rights and other necessary rights and interest relating to the properties in which the Issuer or the Material Subsidiary have a material interest as described in the Disclosure Record granting the Issuer or the Material Subsidiary the right and ability to explore for minerals, ore and metals for development purposes as are appropriate in view of the rights and interests therein of the Issuer or the Material Subsidiary, with only such exceptions as do not materially interfere with the use made by the Issuer or the Material Subsidiary of the rights or interests so held and each of the proprietary interests or rights and each of the documents, agreements and instruments and obligations relating thereto referred to above are currently in good standing in the name of the Issuer or the Material Subsidiary;

(zz)

any and all of the agreements and other documents and instruments pursuant to which the Issuer and the Material Subsidiary hold their property and assets (including any interest in, or right to earn an interest in, any property) are valid and subsisting agreements, documents or instruments in full force and effect, enforceable in accordance with the terms thereof, the Issuer and the Material Subsidiary are not in default of any of the material provisions of any such agreements, documents or instruments nor has any such default been alleged, and such properties and assets are in good standing under the applicable statutes and regulations of the jurisdictions in which they are situated, and there has been no default under any lease, licence or claim pursuant to which the Issuer or the Material Subsidiary derives an interest in such property or assets and all taxes required to be paid with respect to such properties and assets to the date hereof have been paid. The interests of the Issuer or the Material Subsidiary in, or rights of the Issuer or the Material Subsidiary to earn an interest in, any property of the Issuer or the Material Subsidiary are not subject to any right of first refusal or purchase or acquisition rights other than as described in the Disclosure Record;

(aaa)

the Issuer has disclosed all material information relating to the Guitarra Project in the Disclosure Record in compliance with Securities Laws (including, without limitation National Instrument 43-101 of the Canadian Securities Administrators) and such disclosure is true and complete and accurate in all material respects;

(bbb)	the Issuer’s primary material mineral property are its interests in the mining claims comprising the Guitarra Project;

(ccc)

all mineral exploration activities conducted by the Issuer and the Material Subsidiary since the acquisition of their mineral properties have been conducted in accordance with good mining and engineering practices and all applicable workers’ compensation, health and safety and workplace laws, regulations and policies have been complied with in all material respects;

(ddd)

the representations made by the Issuer in the Subscription Agreements are accurate in all material respects and will omit no fact, the omission of which would make any such representations misleading or incorrect;

(eee)	the Issuer has not entered into any agreements which could reasonably be expected to have a material adverse effect on the Issuer and the Subsidiaries (taken as a whole);

(fff)

other than the Agents, no person, firm or corporation acting or purporting to act at the request of the Issuer is entitled to any brokerage, agency or finder’s fee in connection with the transactions contemplated herein; and

(ggg)

there are no Material Facts relating to the Issuer that are known to the Issuer to be existing that have not been properly disclosed to the Agents which could reasonably be expected to have a material adverse effect on the Issuer and its Subsidiaries (when taken as a whole).

13.2                   The Issuer further covenants with the Agents that it will not issue or agree to issue any securities of the Issuer, other than under existing director or employee stock option or purchase plans as detailed in the Issuer’s most recent information circular or under such director or employee stock options granted subsequently in accordance with regulatory approval or as a result of the exercise of currently outstanding commitments (including share purchase warrants or options), during the period beginning on the date hereof and ending ninety (90) days after the Closing Date without the written agreement of the Agents, such agreement not to be unreasonably withheld.

13.3                   Each Agent warrants and represents to and covenants with the Issuer that:

(a)	it is a valid and subsisting corporation under the laws of the jurisdiction in which it was incorporated;

(b)	it is a broker or dealer properly registered under applicable Securities Laws;

(c)	it will be acquiring the Broker Warrants as principal for its own account;

(d)	it is a member in good standing of the Exchange;

(e)

it is not a U.S. Person, did not receive the offer to acquire the Broker Warrants in the United States, did not execute this Agreement and did not and will not receive any such Broker Warrants in the United States and is not acquiring the Broker Warrants for the account or benefit of a U.S. Person or person in the United States;

(f)	it will conduct all its activities of, and in connection with, arranging for the sale of the Units pursuant to the Private Placement in compliance with applicable Securities Laws;

(g)

it will not solicit subscriptions for Units, trade in or otherwise do any act in furtherance of a trade of Units outside of the Offering Jurisdictions except in compliance with the applicable laws thereof, provided in no circumstances shall the Issuer be required to file a prospectus or any other similar disclosure document in connection with such subscription;

(h)	it will not advertise the proposed offering or sale of the Units in printed media of general and regular paid circulation, radio, television or telecommunications (including electronic display); and

(i)	it will be, for the purposes of the issue of the Broker Warrants an “accredited investor” for the purpose of National Instrument 45-106.

13.4                   Each of the Agents acknowledges that none of the Broker Warrants or Broker Warrant Shares have been or will be registered under the U.S. Securities Act or the securities laws of any state and that the Broker Warrants may not be exercised in the United States or by or on behalf of a U.S. Person unless an exemption from registration under the U.S. Securities Act and any applicable state securities law is available.

14.                     EXPENSES OF AGENT

14.1                   The Issuer will pay all of the expenses of the Private Placement and all the expenses reasonably incurred by the Agents in connection with the Private Placement including, without limitation, the fees and expenses of the legal counsel for the Agents.

14.2                   The Issuer will pay the expenses referred to in the previous subsection even if the transactions contemplated by this Agreement are not completed or this Agreement is terminated, unless the failure of acceptance or completion or the termination is the result of a breach of this Agreement by the Agents.

14.3                   The Agents may, from time to time, render accounts for their expenses in connection with the Private Placement to the Issuer for payment on or before the dates set out in the accounts.

14.4                   The Issuer authorizes the Agents to deduct their reasonable expenses in connection with the Private Placement, including, without limitation, the fees and expenses of their legal counsel, from the proceeds of the Private Placement and any advance payments made by the Issuer, including expenses for which an account has not yet been rendered.

15.                     INDEMNITY

15.1                   Notwithstanding any other term hereof, the Issuer will indemnify the Agents and each of the Agent’s subsidiaries and affiliates and each of its agents, directors, officers, employees and shareholders (collectively, the “Indemnified Parties”) and save them harmless against all expenses losses, claims, damages or liabilities:

(a)

existing by reason of an untrue statement contained in the Disclosure Record, any reports submitted to or filed with the SEC, any Subscription Agreement or other written representation or omission made by the Issuer to a Purchaser or potential Purchaser in connection with the Private Placement (except for information and statements supplied by and relating solely to the Agent);

(b)

arising directly or indirectly out of any order made by any regulatory authority, based upon an allegation that any such untrue statement or representation, or omission exists (except information and statements supplied by and relating solely to the Agent), that trading in or distribution of any of the Securities is to cease;

(c)

resulting from the failure by the Issuer to obtain the requisite regulatory approval for the Private Placement unless the failure to obtain such approval is the result of a breach of this Agreement by the Agent or the Exchange’s discretion to refuse to provide final acceptance of the subscription of any Purchaser;

(d)

resulting from the failure by the Issuer to comply with the applicable reporting obligations under the United States Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC thereunder;

(e)	resulting from the breach by the Issuer of any of the terms of this Agreement;

(f)	resulting from any representation or warranty made by the Issuer herein not being true or ceasing to be true;

(g)

if the Issuer fails to issue and deliver the certificates representing the Securities in the form and denominations satisfactory to the Agent in the manner contemplated herein with the result that any completion of a sale of the Securities does not take place; or

(h)

if, following the completion of a sale of any of the Securities, a determination is made by any competent authority setting aside the sale, unless that determination arises out of an act or omission by the Agent.

15.2                   The indemnification contained in this Section 15 does not and will not apply to the extent that:

(a)	an Indemnified Party has been grossly negligent or dishonest or has committed any fraudulent act in the course of such performance; and

(b)	the expenses, losses, claims, damages or liabilities, as to which indemnification is claimed, were directly caused by the gross negligence, dishonesty or fraud referred to in paragraph (a) above.

15.3                   If for any reason (other than the occurrence of the preceding events) the foregoing indemnification is unavailable to an Indemnified Party or insufficient to hold it harmless, then the Issuer shall contribute to the amount paid or payable by such Indemnified Party as a result of such expense, loss, claim, damage or liability in such proportion as is appropriate to reflect not only the relative benefits received by the Issuer on the one hand and the Indemnified Party on the other hand but also the relative fault of the Issuer and the Indemnified Party, as well as any relevant equitable considerations, provided that the Issuer shall in any event contribute to the amount paid or payable by the Indemnified Party as a result of such expense, loss, claim, damage or liability any excess of such amount over the amount of the fees received by the Agents hereunder.

15.4                   The Issuer agrees that in case any legal proceeding shall be brought against the Issuer and/or an Indemnified Party by any governmental commission or regulatory authority or any stock exchange or other entity having regulatory authority, either domestic or foreign, the Issuer and/or the Indemnified Party shall be required to testify in connection therewith or shall be required to respond to procedures designed to discover information regarding, in connection with, or by reason of the performance of professional services rendered to the Issuer by the Agents, the Indemnified Party shall have the right to employ its own counsel in connection therewith, and the reasonable fees and expenses of such counsel as well as the reasonable costs and out-of-pocket expenses incurred by the Indemnified Party in connection therewith shall be paid by the Issuer as they occur provided that the Issuer shall not be liable to pay such fees and expenses if the indemnity referred to in this Section 15 is deemed not to apply as a result of a final judgment of a court of competent jurisdiction that has become non appealable.

15.5                   Promptly after receipt of notice of the commencement of any legal proceeding against an Indemnified Party or after receipt of notice of the commencement of any investigation, which is based, directly or indirectly, upon any matter in respect of which indemnification may be sought from the Issuer, the Indemnified Party will notify the Issuer in writing of the commencement thereof and, throughout the course thereof, will provide copies of all relevant documentation to the Issuer, will keep the Issuer advised of the progress thereof and will discuss with the Issuer all significant actions proposed.

15.6                   The foregoing indemnity and contribution obligations of the Issuer:

(a)

shall be in addition to any liability which the Issuer may otherwise have, shall extend upon the same terms and conditions to the Indemnified Parties and shall be binding upon and endure to the benefit of any successors, assigns, heirs and personal representatives of the Issuer and the Indemnified Parties; and

(b)

shall not be limited or otherwise affected by any other indemnity or contribution obtained by any Indemnified Party from any other person in respect of any matters specified in this Agreement and will continue in full force and effect until all possible liability of the Indemnified Parties arising out of the transactions contemplated by this Agreement has been extinguished by the operation of law.

15.7                   To the extent that any Indemnified Party is not a party to this Agreement, the Agents will obtain and hold the right and benefit of this Section 15 in trust for and on behalf of such Indemnified Party.

16.                     ASSIGNMENT AND SELLING GROUP PARTICIPATION

16.1                   The Agents will not assign this Agreement or any of its rights under this Agreement or, with respect to the Securities, enter into any agreement in the nature of an option or a sub-option unless and until, for each intended transaction, the Agents have obtained the consent of the Issuer, and any required notice has been given to and accepted by the Regulatory Authorities.

16.2                   Notwithstanding subsection 16.1, the Agents may offer selling group participation in the normal course of the brokerage business to selling groups of other licensed dealers, brokers and investment dealers, who may or who may not be offered part of the Agents’ Commission and the Broker Warrants. The Agents agree to obtain the agreement of such selling groups to offer the Units only in compliance with applicable securities laws and regulations. The Agents agree, however, that the Broker Warrants will not be offered pursuant to this paragraph and will not be issued by the Issuer except to a person who makes the representations and warranties to the Issuer set forth in Section 13.3 of this Agreement.

17.                     CONFIDENTIALITY

17.1                   The Agents will establish reasonable procedures to hold in confidence all information received by it from the Issuer which has not been generally disclosed to the public and will not knowingly disclose such information, except as required in its opinion to discharge its obligations:

(a)	to Purchasers;

(b)	under this Agreement; and

(c)	under applicable law or regulatory policy.

The provisions of this Section 17.1 shall survive termination of this Agreement.

18.                     PUBLIC DISCLOSURE

18.1                   The Issuer agrees that no public announcement or press release concerning this Agreement or any other instrument related thereto, or the relationship between the Issuer and the Agents shall be made without prior written consent of the Agents.

19.                     SEVERABILITY

19.1                   If any provision of this Agreement is found to be illegal or unenforceable, it will be considered separate and severable from this Agreement and the remaining provisions of this Agreement will remain in force and be binding upon the parties as though the illegal or unenforceable provision had never been included.

20.                     NOTICE

20.1                   All notices required to be given under this Agreement must be made in writing and either delivered or sent by telecopier to the party to whom notice is to be given at the address below or at such other address designated by that party in writing:

If to the Issuer:

Genco Resources Ltd.
Suite 550-999 West Hastings Street
Vancouver, British Columbia
V6C 2W2

Attention:	Wayne Moorhouse, Vice-President, Finance
Fax:	(604) 682-9801

with a copy to:

Northwest Law Group
Suite 1880, Royal Centre
1055 West Georgia Street
Vancouver, British Columbia
V6E 3P3

Attention:	Michael Provenzano
Fax:	(604) 687-6650

If to the Agents:

Haywood Securities Inc.
2000 - 400 Burrard Street
Vancouver, British Columbia
V6C 3A6

Attention:	Frank Stronach
Fax:	(604) 697-7495

with a copy to:

Fasken Martineau DuMoulin LLP
2100 – 1075 West Georgia Street
Vancouver, British Columbia
V6E 3G2

Attention:	Blair J.H. Horn
Fax:	(604) 631-3232

20.2                   If notice is sent by telecopier or is delivered, it will be deemed to have been given at the time of transmission or delivery.

20.3                   If notice is mailed, it will be deemed to have been received two business days following the date of mailing of the notice unless there is an interruption in normal mail service due to strike, labour unrest or other cause during such period, in which case any notice sent by mail shall be deemed not to have been received until it is actually received.

20.4                   The Issuer shall be entitled to and shall act on any notice, request, direction, consent, waiver, extension and other communication given or agreement entered into by or on behalf of the Agents by Haywood Securities Inc. who shall represent the Agents in all respects and have authority to bind the Agents hereunder. In all cases, Haywood Securities Inc. shall use its best efforts to consult with the other Agent prior to taking any action contemplated herein.

21.                     GENERAL

21.1                   Time is of the essence of this Agreement and will be calculated in accordance with the provisions of the Interpretation Act (British Columbia).

21.2                   The representations, warranties, covenants and indemnities of the Issuer and the Agents contained in this Agreement will survive the Closing.

21.3                   This Agreement is to be read with all changes in gender or number as required by the context.

21.4                   This Agreement enures to the benefit of and is binding on the parties to this Agreement and their successors and permitted assigns. Notwithstanding the foregoing, this Agreement may not be assigned by either party without the prior written consent of the other party.

21.5                   The headings in this Agreement are for convenience of reference only and do not affect the interpretation of this Agreement.

21.6                   This Agreement is governed by, subject to and interpreted in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein, and the courts of the Province of British Columbia will have the exclusive jurisdiction over any dispute arising in connection with this Agreement.

21.7                   Unless otherwise indicated, all dollar amounts referred to in this Agreement are in lawful money of Canada.

21.8                   This Agreement constitutes the entire agreement between the parties with respect to the subject matter of this Agreement and supersedes all prior and contemporaneous agreements, understandings, negotiations and discussions, whether oral or written, of the parties, and, except as incorporated by reference herein, there are no warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement unless signed by each party and purporting to be an amendment to this Agreement.

21.9                   This Agreement may be executed in two or more counterparts and may be delivered by telecopier, each of which will be deemed to be an original and all of which will constitute one agreement, effective as of the date first given above.

[EXECUTION PAGE FOLLOWS]

If the terms of this Agreement accurately reflect your understanding and you agree with them, then please signify your acceptance by signing each copy or counterpart of this Agreement on behalf of the Issuer where indicated below. Please return the originally signed copies or counterparts to us.

Yours truly,

HAYWOOD SECURITIES INC.

Per:
Authorized Signatory

SALMAN PARTNERS INC.

Per:
Authorized Signatory

The foregoing is accepted and agreed to by Genco Resources Ltd. effective as of the date appearing on the first page of this Agreement.

GENCO RESOURCES LTD.

Per:
Authorized Signatory

EXECUTION COPY

SCHEDULE “A”

U.S. PRIVATE PLACEMENT TERMS AND CONDITIONS

This is Schedule “A” to the Agency Agreement between Haywood Securities Inc. and Genco Resources Ltd.

As used in this schedule, the following terms shall have the meanings indicated:

Directed Selling Efforts

means “directed selling efforts” as that term is defined in Regulation S. Without limiting the foregoing, but for greater clarity in this schedule, it means, subject to the exclusions from the definition of directed selling efforts contained in Regulation S, any activity undertaken for the purpose of, or that could reasonably be expected to have the effect of, conditioning the market in the United States for any of the Securities, and includes the placement of any advertisement in a publication with a general circulation in the United States that refers to the offering of any of the Securities;

Foreign Issuer	means a “foreign issuer” as that term is defined in Regulation S;

Regulation D	means Regulation D under the U.S. Securities Act;

Regulation S	means Regulation S under the U.S. Securities Act;

SEC	means the United States Securities and Exchange Commission

Substantial U.S. Market Interest	means “substantial U.S. market interest” as that term is defined in Regulation S;

United States and U.S.	means the United States of America, its territories and possessions, any state of the United States, and the District of Columbia;

U.S. Accredited Investor	means an “accredited investor” as defined in Rule 501(a) of Regulation D;

U.S. Accredited Investor Certificate	means the U.S. Accredited Investor Certificate for U.S. Purchasers attached as Schedule “D” to the Subscription Agreement;

U.S. Exchange Act	means the United States Securities Exchange Act of 1934, as amended;

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U.S. Offeree	means any person in the United States to whom the Securities are offered, irrespective of whether that person subscribes for and purchases the Securities;

U.S. Person	means “U.S. person” as that term is defined in Regulation S;

U.S. Placement Agents	means collectively, Haywood Securities (USA), Inc. and Salman Partners (U.S.A.) Inc.

U.S. Purchaser

means (a) any person purchasing the Units in the United States, (b) any person purchasing Units on behalf of any person in the United States, (c) any person that receives or received an offer of the Units while in the United States, and (d) any person that is in the United States at the time the subscriber’s buy order is originated or the Subscription Agreement is executed or delivered; and

U.S. Securities Act	means the United States Securities Act of 1933, as amended.

All other capitalized terms used but not otherwise defined in this Schedule “A” shall have the meanings assigned to them in the Agency Agreement to which this Schedule “A” is attached.

Representations, Warranties and Covenants of the Agents

The Agents acknowledge that the Securities have not been and will not be registered under the U.S. Securities Act or any state securities laws and may not be offered or sold, except (a) outside the United States in accordance with Regulation S or, (b) in the United States, through offers by the Agents through the U.S. Placement Agents, or by the U.S. placement agent of a licensed dealer, broker or investment dealer that is a member of the Agents’ selling group, for sales by the Issuer, pursuant to Rule 506 of Regulation D in the manner described in paragraph 1(b) below (the “U.S. Private Placement”). Accordingly, the Agents represent, warrant and covenant to the Issuer, that:

1.

With respect to each offer or sale of Securities, either (a) or (b) immediately following is true as of the date of this Agreement and as of the time of Closing and the Closing Date, and such representations, warranties and covenants shall survive the completion of the transactions contemplated under this Agreement:

(a)

it has offered and sold, and will offer and sell, Units outside the United States only in accordance with Rule 903 of Regulation S and accordingly, except as permitted under 1(b) in respect of the U.S. portion of the Private Placement, neither the Agents, nor its affiliates nor any persons acting on their behalf, has made or will make:

		(i)	any offer to sell, or any solicitation of an offer to buy, any Units to any person in the United States;

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(ii)

any sale of Units to any Purchaser unless, at the time the buy order was or will have been originated, the Purchaser was outside the United States, or the Agents, or such affiliate or person acting on behalf of the Agents, reasonably believed that such Purchaser was outside the United States; or

	(iii)	any Directed Selling Efforts in the United States with respect to the Units;

(b)	it has offered and sold, and will offer and sell, Units to Purchasers in or resident in the United States only in the following manner:

(i)

it has and will offer and sell the Units in the United States only through the U.S. Placement Agents or through the U.S. placement agent of a licensed dealer, broker or investment dealer that is a member of the Agents’ selling group, which, in either case, was and is on the dates of such offers and sales a duly registered broker or dealer pursuant to Section 15(b) of the U.S. Exchange Act and under the securities laws of each state in which such offers and sales were or are made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

(ii)

immediately prior to soliciting offerees, each of the Agents has or will have reasonable grounds to believe and did or will believe that each U.S. Offeree and each U.S. Purchaser was and is a U.S. Accredited Investor;

(iii)

no form of general solicitation or general advertising (as those terms are used in Regulation D) has been or will be used by it or its affiliates, including advertisements, articles, notices or other communications published in any newspaper, magazine, or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units in the United States;

(iv)

any offer, sale or solicitation of an offer to buy Securities that has been made or will be made in the United States was or will be made only to U.S. Accredited Investors by the Agents through the U.S. Placement Agents, or through the U.S. placement agent of a licensed dealer, broker or investment dealer that is a member of the Agents’ selling group, and in transactions that are exempt from registration under the U.S. Securities Act and any applicable state securities laws and in accordance with any applicable U.S. federal or state laws or regulations and all other applicable requirements governing the registration and conduct of securities brokers and dealers;

(v)

all U.S. Offerees and U.S. Purchasers shall be informed that the Securities have not been and will not be registered under the U.S. Securities Act and that the Securities are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act;

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(vi)

as a condition of the purchase of the Units, each U.S. Purchaser will be required to execute and deliver to the Agents a subscription agreement in the form or forms consented to by the Issuer and the Agents and the U.S. Accredited Investor Certificate attached thereto to the foregoing effect, among other terms and conditions;

(vii)

neither the Agents, nor its affiliates nor any person acting on their behalf (other than the Issuer, its affiliates and any person acting on their behalf, as to which no representation is made) has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities; and

2.

The Agents and the U.S. Placement Agents make the representations and warranties set out in Exhibit “1” to this Schedule – Agents Certificate. At each Closing, the Agents together with the U.S. Placement Agents, will provide a certificate substantially in the form of Exhibit 1 to this Schedule, relating to the manner of the offer and sale of the Units in the United States.

3.

It has not entered and will not enter into any contractual arrangement with respect to the distribution of the Units except with its affiliates, any selling group members or with the prior written consent of the Issuer. The Agents shall cause the U.S. Placement Agents and the Agents shall cause each affiliate or selling group member participating in the distribution of the Units to agree, for the benefit of the Issuer, to the same provisions contained in this Schedule “A” as if such provisions applied to such persons.

Representations, Warranties and Covenants of the Issuer

The Issuer represents, warrants, covenants and agrees to and with the Agents that:

1.

The Issuer is, and as at each Closing will be, a Foreign Issuer with no Substantial U.S. Market Interest in any of the Securities and the Issuer will use its best efforts to remain a Foreign Issuer for a period of 12 months from the Closing.

2.

During the period in which the Units are offered for sale, and for so long as any of the Warrants or Broker Warrants are outstanding, neither the Issuer nor any of its affiliates, nor any person acting on its or their behalf (except the Agents, its affiliates and any person acting on its behalf, as to which no representation is made) has made or will make any Directed Selling Efforts in the United States with respect to offers or sales of the Securities, has taken or will take, directly or indirectly, any action in violation of Regulation M under the U.S. Exchange Act in connection with the offer and sale of the Securities, or has taken or will take any action that would cause the exemption afforded by Section 4(2) of the U.S. Securities Act or Rule 903 of Regulation S to be unavailable for offers and sales of Units or for exercises of Warrants or Broker Warrants pursuant to the Agency Agreement.

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3.

None of the Issuer, its affiliates or any person acting on its or their behalf (except the Agents, its affiliates and any person acting on any of their behalf, as to which no representation is made) has engaged or will engage in any form of general solicitation or general advertising (as those terms are used in Regulation D) with respect to offers or sales of the Securities in the United States, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media, or broadcast over radio, or television, or any seminar or meeting whose attendees have been invited by general solicitation or general advertising.

4.

Except with respect to the offer and sale of the Securities offered hereby, the Issuer has not, for a period of twelve months prior to commencement of the offering of the Units, sold, offered for sale or solicited any offer to buy any of its securities in the United States in a manner that would be integrated with the offer and sale of the Units and would cause the exemption from registration set forth in Rule 506 of Regulation D to become unavailable with respect to the offer and sale of the Securities.

5.

The Issuer is not, and as a result of the application of the proceeds from the Private Placement will not be, and agrees to use its best efforts not to become, at any time prior to the expiration of three years after the latest Closing Date, an “investment company” as defined in the United States Investment Company Act of 1940.

6.

The Issuer (a) is subject to the reporting requirements under Section 13(a) or Section 15(d) of the U.S. Exchange Act, however, the Issuer is not current in its reporting obligations under such sections, (b) other than the letters dated January 17 and 23, 2007 received by the Issuer from the SEC relating to the Issuer’s filing with the SEC of a registration statement on Form 20-F dated December 3, 2002, which letter the Issuer has not responded to, has not received any notice of, nor does it have any knowledge of, any review, investigation or inquiry of any nature (whether concluded, ongoing or pending) of the Issuer’s compliance with the U.S. Exchange Act or the rules and regulations adopted by the SEC thereunder, or that the SEC or any other U.S. governmental agency or authority has initiated or may initiate any enforcement action or other proceedings against the Issuer in respect of any requirement of the U.S. Exchange Act or the rules and regulations adopted by the SEC thereunder that is or has been applicable to the Issuer, and (c) is not subject to any order or administrative action suspending or terminating registration of any class of its securities under the U.S. Exchange Act or any other enforcement action or order of any nature under the U.S. Exchange Act.

7.

All reports that the Issuer has, since December 31, 2005, submitted to or filed with the SEC under the U.S. Exchange Act, and the rules and regulations adopted by the SEC thereunder did not at the time they were submitted to or filed with the SEC, contain an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading.

8.

Issuer is not aware of any circumstances presently existing in respect of which it could reasonably expect to incur liability to a purchaser in the Private Placement or to a subsequent purchaser in the secondary market under the civil liability provisions of the U.S. Securities Act or the U.S. Exchange Act in connection with the Private Placement or secondary market resales of the Securities, except that the Issuer could be required to file and furnish to the SEC all reports that it was or is required to file or furnish under the U.S. Exchange Act and to otherwise comply with the requirements of the U.S. Exchange Act applicable to it.

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9.

Except with respect to offers and sales in the U.S. Private Placement in the manner described in 1(b) of the Agents’ Representations and Warranties section above, neither the Issuer nor any of its affiliates, nor any person acting on its or their behalf (other than the Agents, its affiliates or any person acting on their behalf, in respect of which no representation is made), has made or will make: (i) any offer to sell, or any solicitation of an offer to buy, any Securities to a person in the United States; or (ii) any sale of the Securities unless, at the time the buy order was or will have been originated, the purchaser is (A) outside the United States or (B) the Issuer, its affiliates, and any person acting on their behalf reasonably believe that the purchaser is outside the United States.

10.

Neither the Issuer nor any of its predecessors or affiliates has been subject to any order, judgment, or decree of any court of competent jurisdiction temporarily, preliminarily or permanently enjoining such person for failure to comply with Rule 503 of Regulation D concerning the filing of a notice of sales on Form D.

11.

During the period in which the Units are offered for sale, neither the Issuer nor any of its affiliates, nor any person acting on their behalf has taken or will take any action that would cause the exclusion from registration available under Regulation S or the exemption from registration available under Rule 506 of Regulation D to be unavailable for offers and sales of the Securities pursuant to this Agreement.

12.

The Issuer will, within fifteen (15) days after the first sale of Units in the United States, prepare and file with the United States Securities and Exchange Commission a notice on Form D with respect to the Securities and will file all amendments required to be filed as a result of subsequent sales of Securities in the United States. The Issuer shall also prepare and file within prescribed time periods any notices required to be filed with state securities authorities under applicable blue sky laws in connection with any securities sold pursuant to Rule 506 of Regulation D.

The representations and warranties of the Issuer contained in this Section of the Agreement shall be true as at each Closing Date as though they were made at such Closing Date and they shall survive the completion of the transactions contemplated under this Agreement.

EXECUTION COPY

EXHIBIT 1 to Schedule “A”

AGENT’S CERTIFICATE

In connection with the private placement of the Units of Genco Resources Ltd. (the “Issuer”) to U.S. investors (each a “U.S. Private Placee”) pursuant to U.S. subscription agreements and Accredited Investor Certificates and pursuant to the Agency Agreement dated July 16, 2007 (the “Agency Agreement”), between the Issuer, Haywood Securities Inc. and Salman Partners Inc. (collectively, the “Agents”), Haywood Securities (USA), Inc. and Salman Partners (USA) Inc., as U.S. placement agents (collectively the “U.S. Placement Agents”), the Agents and the U.S. Placement Agents do hereby certify that:

     (1) the Units have been offered and sold in the United States only by the U.S. Placement Agents, or by the U.S. placement agent of a licensed dealer, broker or investment dealer that is a member of the Agents’ selling group, which, in either case, was on the dates of such offers and sales, and is on the date hereof, duly licensed and registered as a broker-dealer pursuant to Section 15(b) of the United States Securities Exchange Act of 1934 and under the securities laws of each state in which such offers and sales were made (unless exempted from the respective state’s broker-dealer registration requirements) and was and is a member in good standing with the National Association of Securities Dealers, Inc.;

     (2) all offers and sales of the Units in the United States were made to “accredited investors” (as defined below) (each, a “U.S. Private Placee”) by the U.S. Placement Agents or by the U.S. placement agent of a licensed dealer, broker or investment dealer that is a member of the Agents’ selling group;

     (3) all offers and sales of the Units in the United States have been effected in accordance with all applicable U.S. federal and state broker-dealer registration requirements;

     (4) immediately prior to our transmitting a subscription agreement and U.S. Accredited Investor Certificate to each U.S. Private Placee, we had reasonable grounds to believe and did believe that such U.S. Private Placee was an “accredited investor” as defined in Rule 501 under the U.S. Securities Act, and, on the date hereof, we continue to believe that each U.S. Private Placee is an “accredited investor” within the meaning of Regulation D under the U.S. Securities Act (“Regulation D”);

     (5) no form of general solicitation or general advertising (as those terms are used in Regulation D) was used by us, our affiliates or any person acting on our behalf, including advertisements, articles, notices or other communications published in any newspaper, magazine or similar media or broadcast over radio or television, or any seminar or meeting whose attendees had been invited by general solicitation or general advertising, in connection with the offer or sale of the Units to U.S. Private Placees;

     (6) prior to any sale of Units to U.S. Private Placees, we caused each U.S. Private Placee to complete and sign a subscription agreement in the form or forms consented to by the Issuer and the Agents, and a U.S. Accredited Investor Certificate containing representations, warranties and agreements to the Issuer that are customary for private placements in the U.S. to U.S. accredited investors;

     (7) we conducted the offering of the Units in accordance with the terms of the Agency Agreement, including Schedule “A” thereto;

     (8) other than the Subscription Agreement and U.S. Accredited Investor Certificate, no written material was provided to the U.S. Private Placees in connection with the offer or sale of the Securities in the United States;

     (9) all U.S. Private Placees have been informed that the Units have not been and will not be registered under the U.S. Securities Act and the Units are being offered and sold to such purchasers in reliance on an exemption from the registration requirements of the U.S. Securities Act for non-public offerings.

     (10) the officers signing the certificate are the duly elected, qualified and acting officers of their respective corporation and that they have performed all investigations, examined all records and documents and made all inquiries reasonably necessary or appropriate to obtain sufficient actual knowledge to support the statements made in the certificate.

     Terms used in this certificate have the meanings given to them in the Agency Agreement, including Schedule “A” thereto, unless otherwise defined herein.

     Dated this ______day of ___________, 2007.

[INSERT NAME OF AGENT]

Per:
Authorized Signatory

[INSERT NAME OF U.S. AFFILIATE]

Per:
Authorized Signatory